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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2006

IMPERIAL TOBACCO GROUP PLC

(Translation of registrant’s name into English)

Upton Road, Bristol BS99 7UJ, England

(Address of principle executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   Form 40-F

☒	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes       No

☐	☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMPERIAL TOBACCO GROUP PLC
(Registrant)

Date	April 3, 2006	By	/s/ CHRISTOPHER DEFT
Christopher Deft
Assistant Company Secretary

Attached to this 6-K are the following items:

Exhibit

99.1         Transaction in Own Shares – March 1, 2006

99.2         Transaction in Own Shares – March 2, 2006

99.3         Transaction in Own Shares – March 13, 2006

99.4         Transaction in Own Shares – March 14, 2006

99.5         Transaction in Own Shares – March 15, 2006

99.6         Transaction in Own Shares – March 16, 2006

99.7         Transaction in Own Shares – March 17, 2006

99.8         Trading Statement – March 22, 2006

99.9         Transaction in Own Shares – March 22, 2006

99.10       Transaction in Own Shares – March 23, 2006

99.11       Transaction in Own Shares – March 24, 2006

99.12       Transaction in Own Shares – March 27, 2006

99.13       Transaction in Own Shares – March 28, 2006

99.14       Transaction in Own Shares – March 29, 2006

99.15       Manufacturing Restructuring – March 30, 2006

99.16       Close Period Buyback Program – March 30, 2006

99.17       Transaction in Own Shares – March 31, 2006